Exhibit 99.1

Jupai Reports First Quarter 2020 Results

SHANGHAI — May 28, 2020 — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider, focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

FIRST QUARTER 2020 FINANCIAL HIGHLIGHTS

•                      Net revenues in the first quarter of 2020 were RMB96.6 million (US$113.6 million), a decrease of 65.6% from the corresponding period in 2019.

(RMB ‘000, except percentages)	Q1 2019	Q1 2019%	Q1 2020	Q1 2020%	YoY Change %
One-time commissions	58,630	20.9%	39,496	40.9%	-32.6%
Recurring management fees	192,221	68.4%	25,293	26.2%	-86.8%
Recurring service fees	16,291	5.8%	31,798	32.9%	95.2%
Other service fees	13,904	4.9%	—	—	-100.0%
Total net revenues	281,046	100.0%	96,587	100.0%	-65.6%

•                      Loss from operations in the first quarter of 2020 was RMB12.1 million (US$1.7 million), an increase of 2.5% from the corresponding period in 2019.

•                      Net loss attributable to ordinary shareholders in the first quarter of 2020 was RMB19.9 million (US$2.8 million), a decrease of 22.3% from the corresponding period in 2019.

•                      Adjusted net loss attributable to ordinary shareholders (non-GAAP2) in the first quarter of 2020 was RMB17.2 million (US$2.4 million), a decrease of 24.0% from the corresponding period in 2019.

FIRST QUARTER 2020 OPERATIONAL UPDATES

•                      Total number of active clients3 during the first quarter of 2020 was 559, as compared to 1,279 active clients during the first quarter of 2019.

•                      The aggregate value of wealth management products distributed by the Company during the first quarter of 2020 was RMB1.4 billion (US$0.2 billion), a 48.0% decrease from the corresponding period in 2019.

1  The U.S. dollars (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate on March 31, 2020, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB7.0808 to US$1.00. The percentages stated in this press release are calculated based on the Renminbi amounts.

2  Jupai’s non-GAAP financial measures are derived from adjusting the corresponding GAAP financial measures by excluding the effects of share-based compensation and amortization of intangible assets resulted from business acquisitions.

3  “Active clients” for a given period refers to clients who purchase wealth management products distributed by Jupai at least once during that given period.

Wealth management products distributed by the Company - breakdown by product type

	Three months ended
	March 31, 2019		March 31, 2020
Product type	(RMB in millions, except percentages)
Fixed income products	1,907	68%	971	67%
Private equity products	586	21%	212	15%
Secondary market equity fund products	52	2%	206	14%
Other products	238	9%	59	4%
All products	2,783	100%	1,448	100%

•                      Jupai’s coverage network as of March 31, 2020 included 44 client centers covering 39 cities, as compared to 65 client centers covering 47 cities as of March 31, 2019.

•                      Total assets under management4 as of March 31, 2020 were RMB39.8 billion (US$5.6 billion), a 24.8% decrease from March 31, 2019.

Assets under management — breakdown by product type

	As of
	March 31, 2019		March 31, 2020
Product type	(RMB in millions, except percentages)
Fixed income products	18,055	34%	13,048	33%
Private equity products	32,239	61%	24,684	62%
Secondary market equity fund products	1,601	3%	994	2%
Other products	1,079	2%	1,090	3%
All products	52,974	100%	39,816	100%

“Our cost control measures helped to drive improved bottom line results compared to the first quarter of 2019, even as our top-line performance remained under pressure due to the COVID-19 outbreak,” said Mr. Jianda Ni, Jupai’s chairman of the board and chief executive officer. “We remain confident for the future prospects for Jupai and China’s wealth management industry, which has been reflected in the US$10 million share repurchase program we announced in late February 2020. We will continue to focus on our core strategies: improving our cost controls and increasing operating efficiency, enhancing our product portfolio, optimizing our risk control system, improving project transparency and seeking potential overseas growth opportunities.”

Ms. Min Liu, Jupai’s chief financial officer, said, “Reflecting our continuous efforts to streamline costs, Jupai achieved another sequential reduction in operating expenses in the first quarter of 2020. Our total operating cost and expenses declined by 35% and cost of revenues were down by 32%. We expect to continue improving our bottom-line in the quarters ahead as we further enhance operating efficiencies.”

4  “Assets under management” or “AUM” of Jupai refers to the amount of capital contributions made by investors to the funds managed by the Company, for which the Company is entitled to receive management fees. The amount of AUM of Jupai is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all AUM of Jupai. For assets denominated in currencies other than Renminbi, the AUM are translated into Renminbi upon their contribution, without interim value adjustments solely due to changes in foreign exchange rates. As a result, Jupai’s management fees for almost all its AUM are calculated based on the historical cost balance of the AUM.

FIRST QUARTER 2020 FINANCIAL RESULTS

Net Revenues

Net revenues for the first quarter of 2020 were RMB96.6 million (US$13.6 million), a 65.6% decrease from the corresponding period in 2019, primarily due to decreases in one-time commissions, recurring management fees and other service fees.

•                      Net revenues from one-time commissions for the first quarter of 2020 were RMB39.5 million (US$5.6 million), a 32.6% decrease from the corresponding period in 2019, primarily as a result of a decrease in the aggregate value of wealth management products distributed by the Company.

•                      Net revenues from recurring management fees for the first quarter of 2020 were RMB25.3 million (US$3.6 million), an 86.8% decrease from the corresponding period in 2019, primarily due to the decrease in carried interest and the value of assets under management. RMB31.9 thousand (US$4.5 thousand) and RMB127.4 million carried interest was recognized as part of Jupai’s recurring management fees in the first quarter of 2020 and 2019, respectively.

•                      Net revenues from recurring service fees for the first quarter of 2020 were RMB31.8 million (US$4.5 million), a 95.2% increase from the corresponding period in 2019, primarily because the Company provided ongoing services to more product suppliers. The Company recognized RMB0.4 million (US$0.06 million) and nil variable performance fees in the first quarter of 2020 and 2019, respectively.

•                      Net revenues from other service fees for the first quarter of 2020 were nil, as compared to RMB13.9 million from the corresponding period in 2019, primarily due to a decrease in sub-advisory fees collected from other companies.

Operating Costs and Expenses

Operating costs and expenses for the first quarter of 2020 were RMB108.7 million (US$15.4 million), a decrease of 62.9% from the corresponding period in 2019.

•                      Cost of revenues for the first quarter of 2020 was RMB62.0 million (US$8.8 million), a decrease of 64.8% from the corresponding period in 2019, primarily due to decreased compensation to wealth management advisors and client managers, as a result of the decrease in the aggregate value of wealth management products distributed by the Company and the cost control measures the Company adopted.

•                      Selling expenses for the first quarter of 2020 were RMB19.9 million (US$2.8 million), a decrease of 63.3% from the corresponding period in 2019, primarily due to the decrease in marketing and promotion expenses as a result of cost control and the decrease in revenues.

•                      General and administrative expenses for the first quarter of 2020 were RMB35.3 million (US$5.0 million), a decrease of 43.7% from the corresponding period in 2019, mainly due to the cost control measures the Company adopted.

•                      Other operating income (government subsidies) received by the Company for the first quarter of 2020 was RMB8.5 million (US$1.2 million), as compared to nil from the corresponding period in 2019. Government subsidies were recorded when received, with their availability and amount dependent upon government policies.

Operating margin for the first quarter of 2020 was -12.6%, as compared to -4.2% for the corresponding period in 2019.

Income tax expenses for the first quarter of 2020 were RMB12.7 million (US$1.8 million), a 16.6% decrease from the corresponding period in 2019, primarily due to a decrease in taxable income.

Net Loss

•                      Net Loss

•                      Net loss attributable to ordinary shareholders for the first quarter of 2020 was RMB19.9 million (US$2.8 million), a 22.3% decrease from the corresponding period in 2019.

•                      Net margin attributable to ordinary shareholders for the first quarter of 2020 was -20.6%, as compared to -9.1% from the corresponding period in 2019.

•                      Net loss attributable to ordinary shareholders per basic and diluted American depositary share (“ADS”) for the first quarter of 2020 was RMB0.59 (US$0.08) and RMB0.59 (US$0.08), respectively, as compared to RMB0.76 and RMB0.76, respectively, from the corresponding period in 2019.

•                      Adjusted Net Loss (non-GAAP)

•                      Adjusted net loss attributable to ordinary shareholders (non-GAAP) for the first quarter of 2020 was RMB17.2 million (US$2.4 million), a 24.0% decrease from the corresponding period in 2019.

•                      Adjusted net margin attributable to ordinary shareholders (non-GAAP) for the first quarter of 2020 was -17.8%, as compared to -8.1% from the corresponding period in 2019.

•                      Adjusted net loss attributable to ordinary shareholders per diluted ADS (non-GAAP) for the first quarter of 2020 was RMB0.51 (US$0.07), as compared to RMB0.67 from the corresponding period in 2019.

Repurchase of Shares

As of May 22, 2020, we had repurchased 292,112 ADSs as part of the share repurchase program of up to US$10 million announced in February 2020, at a total cost of US$316,453, inclusive of transaction charges.

Balance Sheet and Cash Flow

As of March 31, 2020, the Company had RMB682.0 million (US$96.3 million) in cash, cash equivalents and restricted cash, as compared to RMB712.3 million as of December 31, 2019.

Net cash used in operating activities during the first quarter of 2020 was RMB21.2 million (US$3.0 million).

Net cash used in investing activities during the first quarter of 2020 was RMB2.0 million (US$0.3 million).

Net cash used in financing activities during the first quarter of 2020 was RMB7.1 million (US$1.0 million).

CONFERENCE CALL

Jupai’s management will host an earnings conference call on May 28, 2020 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time).

Please register in advance for the conference call using the link provided below. Upon registering, you will be provided with a calendar invite with participant dial-in numbers, passcode, and a unique access pin by email. To join the conference, simply dial the number you receive after preregistering, enter the passcode followed by your pin, and you will join the conference instantly.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10007204-invite.html

A replay of the conference call may be accessed by phone at the following number until June 4, 2020:

U.S./Canada:	+1-855-833-1031
Hong Kong:	800-930-639
Singapore:	800-101-3223
Passcode:	10007204

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation and amortization of intangible assets related to acquisition. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and amortization of intangible assets related to acquisition, to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to ordinary shareholders, non-GAAP net income attributable to ordinary shares per diluted ADS and non-GAAP net margin attributable to ordinary shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares, share options and amortization of intangible assets related to acquisition. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai’s strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; and the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Holdings Limited

Harry He

Director of Investor Relations

Jupai Holdings Limited

Phone: +86 (21) 5226 5819

Email: ir@jpinvestment.cn

Philip Lisio

The Foote Group

Phone: +86 (10) 8429 9544

Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In RMB, except for USD data)

	As of
	December 31,	March 31,	March 31,
	2019	2020	2020
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	711,205,698	680,910,281	96,162,903
Restricted cash	1,100,000	1,100,000	155,350
Accounts receivable	—	382,252	53,984
Other receivables	14,125,535	16,388,386	2,314,482
Amounts due from related parties	95,193,003	91,338,050	12,899,397
Other current assets	4,984,541	17,361,551	2,451,919
Total current assets	826,608,777	807,480,520	114,038,035
Long-term investments	228,950,000	228,950,000	32,333,917
Investment in affiliates	107,541,000	105,228,475	14,861,100
Amounts due from related parties — non-current	229,117,743	229,246,112	32,375,736
Property and equipment, net	27,834,760	25,575,682	3,611,976
Intangible assets, net	38,250,479	37,311,751	5,269,426
Other non-current assets	17,886,020	17,812,892	2,515,662
Right-of-use assets	68,950,101	55,520,638	7,841,012
Deferred tax assets	4,608,063	4,369,259	617,057
Total Assets	1,549,746,943	1,511,495,329	213,463,921

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	58,318,063	50,833,167	7,179,015
Income tax payable	82,800,208	93,128,174	13,152,211
Other tax payable	695,081	9,109,045	1,286,443
Amounts due to related parties — current	19,439,664	19,217,717	2,714,060
Deferred revenue from related parties	42,053,959	32,246,331	4,554,052
Deferred revenue	35,674,503	40,621,030	5,736,785
Other current liabilities	78,201,072	62,554,307	8,834,356
Total current liabilities	317,182,550	307,709,771	43,456,922
Deferred revenue — non-current from related parties	4,917,845	2,497,036	352,649
Deferred revenue — non-current	311,651	259,151	36,599
Operating Lease Liabilities — non-current	28,518,789	20,982,766	2,963,333
Total Liabilities	350,930,835	331,448,724	46,809,503
Equity	1,198,816,108	1,180,046,605	166,654,418
Total Liabilities and Total Shareholders’ Equity	1,549,746,943	1,511,495,329	213,463,921

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for USD data and ADS data)

	Three months ended
	March 31,	March 31,	March 31,
	2019	2020	2020
	RMB	RMB	USD
Revenues
Third party revenues	76,387,330	62,333,182	8,803,127
Related party revenues	205,826,865	34,406,566	4,859,135
Total revenues	282,214,195	96,739,748	13,662,262
Taxes and surcharges	(1,167,813)	(152,482)	(21,534)
Net revenues	281,046,382	96,587,266	13,640,728

Operating costs and expenses:
Cost of revenues	(175,877,670)	(61,996,617)	(8,755,595)
Selling expenses	(54,239,469)	(19,923,722)	(2,813,767)
General and administrative expenses	(62,759,846)	(35,348,081)	(4,992,103)
Other operating income — government subsidies	—	8,549,159	1,207,372
Total operating cost and expenses	(292,876,985)	(108,719,261)	(15,354,093)
Loss from operations	(11,830,603)	(12,131,995)	(1,713,365)

Interest income	1,469,415	1,180,005	166,649
Investment income	1,844,495	974,705	137,655
Other income	2,070,292	384,112	54,246
Total other income	5,384,202	2,538,822	358,550
Loss before taxes and loss from equity in affiliates	(6,446,401)	(9,593,173)	(1,354,815)
Income tax expense	(15,194,152)	(12,670,219)	(1,789,377)
Loss from equity in affiliates	(1,995,730)	(2,312,525)	(326,591)
Net loss	(23,636,283)	(24,575,917)	(3,470,783)
Net (income) loss attributable to non-controlling interests	(1,956,073)	4,682,921	661,355
Net loss attributable to ordinary shareholders	(25,592,356)	(19,892,996)	(2,809,428)

Net loss per ADS:
Basic	(0.76)	(0.59)	(0.08)
Diluted	(0.76)	(0.59)	(0.08)
Weighted average number of ADSs used in computation:
Basic	33,594,914	33,682,030	33,682,030
Diluted	33,594,914	33,682,030	33,682,030

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB, except for USD data)

	Three months ended
	March 31,	March 31,	March 31,
	2019	2020	2020
	RMB	RMB	USD
Net loss	(23,636,283)	(24,575,917)	(3,470,783)
Other comprehensive loss, net of tax:
Change in cumulative foreign currency translation adjustment	(4,498,736)	3,750,763	529,709
Other comprehensive (loss) income	(4,498,736)	3,750,763	529,709
Comprehensive loss	(28,135,019)	(20,825,154)	(2,941,074)
Less: Comprehensive income (loss) attributable to non-controlling interests	1,530,331	(4,720,144)	(666,612)
Comprehensive loss attributable to ordinary shareholders	(29,665,350)	(16,105,010)	(2,274,462)

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Three months ended
	March 31,	March 31,
	2019	2020
	RMB	RMB
Net margin attributable to ordinary shareholders	-9.1%	-20.6%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	-8.1%	-17.8%

Net loss attributable to ordinary shareholders	(25,592,356)	(19,892,996)
Adjustment for share-based compensation (net of tax effect of nil for both three months ended March 31, 2019 and 2020)	2,368,040	2,700,813
Adjustment for amortization of intangible assets related to acquisition (net of tax effect of RMB196,316 and nil for three months ended March 31, 2019 and 2020, respectively)	588,954	—
Adjusted net loss attributable to ordinary shareholders (non-GAAP)	(22,635,362)	(17,192,183)

Net loss attributable to ordinary shareholders per ADS, diluted	(0.76)	(0.59)
Adjusted net loss attributable to ordinary shareholders per ADS, diluted (non-GAAP)	(0.67)	(0.51)

Weighted average number of ADSs used in computation:
Diluted	33,594,914	33,682,030